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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                Form 40-F ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes --------        No ----X----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Announces “Absolutely Open”

Standards-Bridging Release of eDeveloper

Provides Ground-breaking Interoperability

Across Competing Standards and Proprietary Technologies

Irvine, California (April 14, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, announced today the release of eDeveloper v9.4, the most significant release to date of Magic Software’s flagship development and deployment environment. eDeveloper v9.4 (www.magicsoftware.com/edeveloper)  enables developers to create applications and solutions that are especially in demand in dynamic environments where rapid development and customization of business processes is essential, time-to-market is critical, integration with legacy systems is required and a high degree of maintenance is anticipated.

eDeveloper v9.4 provides developers with an “Absolutely Open” development and deployment environment with powerful new standards-based messaging and integration features, advanced XML component functionality, enhancements to the development paradigm and other significant programming improvements.

"Development communities have become increasingly disjointed, creating an even greater need for a development environment that provides open interfaces to leading technologies and standards,” said Avikam Perry, vice president of Research and Development at Magic. "eDeveloper provides developers with the ability to rapidly build integrated applications in a more productive manner, lowering IT maintenance costs and decreasing time to market."

The latest version of eDeveloper is designed to preserve business logic across multiple generations of competing standards and proprietary technologies.

"In today’s dynamic and competitive business environment, the development community is under pressure to produce and integrate applications faster and with more meaningful business processes and information than ever before - while reducing costs," said Perry. "Magic Software’s Research and Development Division is committed to addressing the needs of these developers.”

eDeveloper v9.4 includes advanced integration features that paves the way and creates the infrastructure needed for iBOLT (www.magicsoftware.com/ibolt) a new product family that provides affordable enterprise application integration (EAI) to mid-sized businesses and system integrators. As a comprehensive suite for application integration, iBolt provides an extensive set of capabilities for handling integration and exchanging transactions in a heterogeneous environment.

Powerful New Integration Features

With a new and enhanced COM interface and full support for the J2EE architecture, eDeveloper provides “Absolutely Open” robust interoperability for the J2EE and .NET environments as well as messaging capabilities for both JMS and MSMQ, with inherent support for all messaging servers that support these standards. To round out eDeveloper’s new messaging capabilities, new and enhanced capabilities for Websphere messaging have been included. eDeveloper also supports the standards necessary to develop and deploy Web Services. These include Simple Object Access Protocol (SOAP) and Web Services Description Language (WSDL).

Enhanced Code-free Development Paradigm

eDeveloper’s code-free development paradigm, even further enhanced with the addition of the eDeveloper Wizard, XML Component Generator and other features, allows developers to focus on business rules rather than environment specific programming requirements. This significantly increases productivity and speed of development by freeing developers from many tedious programming tasks.

XML Component Generation

An XML Component Generator is now available to automatically create XML components that can be accessed by any application. The component generator handles the generation of tables that handle hierarchical XML structure, read/write programs for XML documents and direct element access programs. This new generator significantly reduces the time it takes to develop XML components.

Robust and Secure Applications

eDeveloper’s messaging middleware layer supports application partitioning for load-balancing and failover capabilities in an extremely robust manner for n-tiered architectures. eDeveloper has also been enhanced with support for SNMP application monitoring. In addition, the Remote Flow Monitor has been enhanced with additional options to control the varying contexts of a background server.

Equally important are the security enhancements that provide extensive capabilities for authentication, authorization, LDAP access support, and data encryption and decryption. Although eDeveloper has always provided security features, these enhanced capabilities will allow developers to create secure applications with even less effort than before.

Additional Programming Enhancements

By providing Browser Client – Parallel Transactions Support, eDeveloper now enables a browser-client application to handle several transactions at the same time. In addition, the browser-client mode now allows for client side caching of the Subform View. These capabilities significantly open up new possibilities for browser-client applications.

eDeveloper enables developers to produce business applications that are suited to migrating and integrating data and business processes within a multi-platform, multi-database environment. eDeveloper applications can be deployed on and across Windows, most UNIX platforms including AIX, HP-UX and Solaris, Linux, and on the IBM iSeries.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 14 April, 2003